CITIZENS SELECT PRIME MONEY MARKET FUND
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 19.1%	Principal Amount ($)		Value ($)
Bank Of America N.A.			
3.31%, 2/22/2006	10,000,000	a	10,000,000
Barclays Bank PLC (London)			
3.52%, 10/11/2005	15,000,000		15,000,000
Citibank NA			
3.14%, 8/4/2005	15,000,000		15,000,000
KBC Bank (London)			
3.46%, 9/30/2005	15,000,000		15,000,248
Natexis Banques Populaires US Finance Co. LLC (Yankee)			
3.27%, 9/6/2005	10,000,000		10,000,000
Societe Generale (London)			
3.28%, 9/7/2005	18,000,000		18,000,000
Total Negotiable Bank Certificates of Deposit			
(cost $83,000,248)			**83,000,248**

Commercial Paper - 55.3%			
Atlantis One Funding Corp.			
3.50%, 10/6/2005	15,000,000	b	14,904,575
BNP Paribas Finance Inc.			
3.30%, 8/1/2005	15,000,000		15,000,000
Cafco LLC			
3.39%, 9/16/2005	15,000,000	b	14,935,600
CRC Funding LLC			
3.39%, 9/16/2005	5,000,000	b	4,978,533
Crown Point Capital Co. LLC			
3.40%, 9/12/2005	20,000,000	b	19,921,367
CSFB (USA) Inc.			
3.26%, 8/15/2005	18,000,000		17,977,320
Depfa Bank PLC			
3.45%, 9/29/2005	15,000,000		14,915,925
Deutsche Bank Financial LLC			
3.32%, 8/1/2005	15,000,000		15,000,000
Grampian Funding LLC			
3.50%, 10/7/2005	15,000,000	b	14,903,129
K2 USA LLC			
3.49%, 10/6/2005	15,000,000	b	14,904,850
Pace (Premier Asset Collateralized Entity)			
3.14%, 8/1/2005	12,700,000	b	12,700,000
Prudential Funding LLC			
3.30%, 8/1/2005	15,000,000		15,000,000
Scaldis Capital LLC			
3.15%, 8/2/2005	15,000,000	b	14,998,700
Solitaire Funding			
3.45%, 9/30/2005	15,000,000	b	14,914,500
Swedbank Inc.			
3.49%, 10/6/2005	15,000,000		14,904,850
UBS Finance (DE)			
3.29%, 8/1/2005	15,000,000		15,000,000
White Pine Corp.			
3.40%, 9/21/2005	5,000,000	b	4,976,129
Total Commercial Paper			
(cost $239,935,478)			**239,935,478**

Corporate Notes - 11.5%			
Commonwealth Bank Australia			
3.49%, 8/24/2010	15,000,000	a	15,000,000

Harrier Finance Funding			
3.37%, 11/15/2005	10,000,000	a,b	9,999,657
Royal Bank Of Scotland PLC			
3.40%, 4/21/2010	10,000,000	a	10,000,000
Wells Fargo & Co.			
3.30%, 7/3/2011	15,000,000	a	15,000,000
Total Corporate Notes			
(cost $49,999,657)			**49,999,657**

U.S. Treasury Bills - 0.7%

2.97%, 8/11/2005			
(cost $2,984,540)	2,987,000		**2,984,540**

U.S. Government Agencies - 3.5%

Federal Home Loan Banks			
3.31%, 4/11/2006			
(cost $14,993,759)	15,000,000	a	**14,993,759**

Time Deposits - 13.6%

Chase Manhattan Bank USA (Grand Cayman)			
3.31%, 8/1/2005	15,000,000		15,000,000
Key Bank N.A. (Grand Cayman)			
3.28%, 8/1/2005	15,000,000		15,000,000
Manufacturers & Traderstrust Co. (Grand Cayman)			
3.31%, 8/1/2005	15,000,000		15,000,000
State Street Bank & Trust Co. (Grand Cayman)			
3.28%, 8/1/2005	14,000,000		14,000,000
Total Time Deposits			
(cost $59,000,000)			**59,000,000**

Total Investments (cost $449,913,682)	**103.7%**	**449,913,682**
Liabilities, Less Cash and Receivables	**(3.7%)**	**(16,194,476)**
Net Assets	**100.0%**	**433,719,206**

a Variable interest rate - subject to periodic change.

b Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified buyers. At July 31, 2005, these securities amounted to $142,137,040 or 32.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

CITIZENS SELECT TREASURY MONEY MARKET FUND
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

U.S. Treasury Bills - 90.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/4/2005	2.90	18,398,000	18,393,554
8/11/2005	2.93	3,300,000	3,297,333
8/18/2005	3.05	115,908,000	115,741,567
8/25/2005	2.91	1,400,000	1,397,293
9/1/2005	2.99	28,719,000	28,645,304
9/8/2005	3.18	6,000,000	5,979,934
9/15/2005	2.93	25,000,000	24,909,063
9/22/2005	2.99	35,000,000	34,850,103
12/22/2005	3.28	43,000,000	42,448,298
Total U.S. Treasury Bills (cost $275,662,449)			**275,662,449**
U.S. Treasury Notes - 9.8%			
10.75%, 8/15/2005 (cost $30,088,991)	2.92	30,000,000	**30,088,991**
Total Investments (cost $305,751,440)		**99.8%**	**305,751,440**
Cash and Receivables (Net)		**.2%**	**429,904**
Net Assets		**100.0%**	**306,181,344**

See notes to financial statements.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.